Exhibit 12.1

Vantage Drilling Company

Ratio of Earnings to Fixed Charges

(In thousands, except Ratio of Earnings to Fixed Charges)

	Six Months Ended June 30, 2011	Years Ended December 31,
		2010	2009	2008	2007
Earnings (Loss)
Earnings (loss) before provision for income taxes and minority interest	$(48,057)	$(28,627)	$10,811	$(48,049)	$6,752
Fixed charges	82,319	97,680	32,343	4,033	21
Amortization of capitalized interest	1,254	1,712	528	66	—
Distributed income of equity investees	—	—	—	—	—
Company’s share of pre-tax losses of equity investees	—	—	—	—	—
Capitalized interest	(522)	(47,225)	(23,813)	(3,942)	—
Minority interest in pre-tax income of subsidiaries with no fixed charges	0	0	0	0	0

Earnings (loss) as adjusted	$34,993	$23,450	$19,870	$(47,891)	$6,773

Fixed Charges
Interest expense	$80,892	$49,827	$8,178	$56	$—
Capitalized interest	522	47,225	23,813	3,942	—
Amortization of debt financing costs	—	—	—	—	—
Portion of rental expense representative of the interest factor	904	627	353	35	21

Total fixed charges	$82,318	$97,680	$32,343	$4,033	$21

Ratio of earnings to fixed charges (a)	—	—	—	—	322.5

(a)	For the six months ended June 30, 2011, and for the years ended December 31, 2010, 2009 and 2008, earnings were not sufficient to cover fixed charges by approximately $47.3 million, $74.1 million, $12.5 million and $51.9 million, respectively. For the year ended December 31, 2007, we had earnings, as defined, of approximately $6.8 million and essentially no fixed charges.